FEDERATED PROJECT AND TRADE FINANCE TENDER FUND

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

November 14, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED PROJECT AND TRADE FINANCE TENDER FUND (the “Fund” or “Registrant”)

1933 Act File No. 333-212613

1940 Act File No. 811-23174

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided via telephone on November 7, 2016 on its Form N-2 Initial Registration Statement, submitted on July 21, 2016 and amended on October 28, 2016. Prior to the October 28, 2016 amendment, the Registrant filed Correspondence on October 17, 2016 responding to your August 18, 2016 letter (the “Initial Comment Letter”). As indicated below, certain comments will be addressed in Pre-Effective Amendment No. 2, which is anticipated to be filed on or around the end of the week of November 14, 2016. The Registrant intends to formally request acceleration of effectiveness of the Registration Statement as soon as practicable thereafter.

General

Comment 1: We note your response to comment 1 in the Initial Comment Letter. Please revise to provide a more precise definition of “trade finance related securities” for purposes of complying with the Names Rule. In addition, to the extent that the vast majority of the Fund’s investments will be located in emerging markets, please include this as a separate sentence to avoid the potential implication that this is part of the definition. Also, please explain how you determine that assets or entities are related for purposes of the clause “or related assets of companies or other entities.”

Response: In response to the Staff’s comment, the Fund has revised its disclosure as follows in all appropriate sections of the Registration Statement:

The Fund pursues its investment objective primarily by investing in trade finance, structured trade, export finance, import finance, supply chain financing and project finance ~~or related assets of companies or other~~ of entities, ~~(~~including sovereign entities~~)located primarily in or having exposure to global emerging markets~~ (“trade finance related securities”). Trade finance related securities will be located primarily in, or have exposure to, global emerging markets.

Comment 2: We note your response to comment 2 in the Initial Comment Letter and have continuing concerns with your statement that you may use notional value to value certain derivatives for Names Rule purposes. Please tell us why you think this is appropriate and tell us the specific derivative types you will use notional value for. After reviewing your response, we may have additional comments.

Response: Supplementally, the Fund confirms that for purposes of determining whether the fund has invested, under normal circumstances, at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in the particular type of investments, or in investments in the particular industry or industries, suggested by the Fund's name (the “80% Test”), the Fund will include derivatives to the extent that the derivative’s reference asset is a type of investment suggested by the Fund's name. For such purposes, the Fund believes that valuing derivatives (other than options) using the absolute notional value of such derivative is appropriate because this represents the economic equivalent of the investment exposure that would be obtained by the Fund if the Fund had invested in such reference asset directly. With respect to options, where economic exposure is better approximated by the value of the contract rather than the reference asset, market value of the option contract would be used.

Investment Objectives and Policies

Comment 3: Please revise your disclosure to reflect your response to comment 21 in the Initial Comment Letter as it relates to funded letters of credit.

Response: In response to the Staff’s comment, the Fund has added the following disclosure in all appropriate sections of the Registration Statement:

The Fund’s investments are expected to consist primarily of loans, or similar instruments used to finance domestic and international trade and related infrastructure projects. These are expected to include, but not be limited to, facilities for pre-export finance, process and commodities finance, receivables financing, letters of credit and other documentary credits, promissory notes, bills of exchange and other negotiable instruments. The Fund may engage in such investments by way of purchase, assignment, participation, guarantee, insurance, derivative or any other appropriate financial instrument. The Fund invests only in funded letters of credit and other instruments that do not create unfunded commitments to lend.

Purchase Terms

Comment 4: We note your responses to comments 31 and 41 in the Initial Comment Letter. Please confirm that you will provide the disclosure requested by paragraph 12-12 of Regulation S-X for any restricted securities.

Response: The Fund supplementally confirms that it will provide the disclosure requested by paragraph 12-12 of Regulation S-X for any restricted securities.

Repurchase of Shares

Comment 5: We note your response to comment 32 in the Initial Comment Letter and statement that you must file Schedule TO and other procedures for conducting tender offers. Please confirm our understanding that all tender offer terms (including terms related to offering period, offering price and payment) will be done in compliance with Rule 14e-1, as Rule 14e-6 would not apply. If necessary, please ensure that your disclosure is revised accordingly.

Response: The Fund supplementally confirms that tender offer terms (including terms related to offering period, offering price and payment) will be done in compliance with Rule 14e-1. The Fund also confirms that it has reviewed its disclosure and believes that it is appropriate in this regard.

Part C - Item 25 Financial Statements and Exhibits

Comment 6: Please ask fund counsel to revise its legality opinion to reference the state law it is issuing its opinion under.

Response: The Fund supplementally confirms that it has discussed with fund counsel, and a revised opinion referencing the state law under which the opinion is being issued will be filed along with the next pre-effective amendment.

If you have any questions on the enclosed material, please contact me at (412) 288-4429.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal